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...D STATES
...CHANGE COMMISSION
...n, D.C. 20549

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SEC FILE NUMBER
8-42473

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 06 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 S.W. SIXTH AVENUE, SUITE 1105
(No. and Street)

PORTLAND, OR 97204
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD J. GREULICH (503) 226-6064
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TIMOTHY L. STEERS, CERTIFIED PUBLIC ACCOUNTANT, LLC
(Name — if individual, state last, first, middle name)

4380 S.W. MACADAM AVENUE, SUITE 210; PORTLAND, OR 97201
(Address) (City) (State) Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED MAR 22 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD J. GREULICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET SECURITIES, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
DIANA L HOFF
NOTARY PUBLIC-OREGON
COMMISSION NO. 314788
MY COMMISSION EXPIRES JUL 22, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2001

WITH

INDEPENDENT AUDITORS REPORT

Timothy L. Steers

WALL STREET SECURITIES, INC.

Year ended December 31, 2001

Contents

	Page
Annual Audited Report on Form X-17a-5, Part III	1 - 2
Report of Independent Auditors	3
Financial Statements:	
Statement of financial condition	4
Notes to statement of financial condition	5 – 7

Timothy L. Steers
Certified Public Accountant, LLC

The River Forum
4380 S.W. Macadam, Suite 210
Portland, Oregon 97201-6404

Phone: 503/274-6296
Fax: 503/274-6297
E-mail: tim@steerscpa.com

REPORT OF INDEPENDENT AUDITORS

To the Stockholder
Wall Street Securities, Inc.

We have audited the accompanying statement of financial condition of Wall Street Securities, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wall Street Securities, Inc. as of December 31, 2001 in accordance with generally accepted accounting principles.

Timothy L. Steers, CPA, LLC

February 23, 2002
Portland, Oregon

WALL STREET SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

ASSETS

Cash	$ 305
Deposit with clearing organization	2,500
Receivable from brokers, dealers and clearing organizations	153
Securities owned	9,412
Deferred tax asset	4,034
	$ 15,756

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Note payable to bank	$ 641
Payable to brokers, dealers and clearing organizations	2,186
Accounts payable	1,163
Accrued state income taxes	10
Stockholder's equity:	
Common Stock, no par value; shares authorized 10,000; shares issued and outstanding 1,000	100
Additional paid-in capital	24,610
Accumulated deficit	(12,954)
Total stockholder's equity	11,756
	$ 15,756

See accompanying notes.

WALL STREET SECURITIES, INC.

Notes to Statement of Financial Condition

Year ended December 31, 2001

1. Summary of significant accounting policies

Organization: Wall Street Securities, Inc. (the "Company") is an Oregon corporation and a registered broker-dealer in securities under the United States Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on an agency basis to its customers, who are fully introduced to Emmett A. Larkin Company, Inc. The Company is exempt from the reserve requirements under United States Securities and Exchange Commission (the "SEC") Rule 15c3-3(k)(2)(B), since it does not handle or carry customer securities and cash.

Cash and cash equivalents: The Company considers all cash accounts that are not subject to withdrawal restrictions or penalties, and highly liquid investments with original maturities of three months or less when purchased to be cash or cash equivalents.

Securities owned: Securities owned, which consist of cash in money market accounts, are valued at current market prices.

Accounting for derivative instruments and hedging activities: The Company records all derivatives on the statement of financial condition at fair value. Changes in the fair value of derivatives are recognized in operations when they occur, unless the derivatives qualify as hedges. If a derivative qualifies as a hedge, the Company can elect to use hedge accounting. The type of accounting to be applied varies depending on the nature of the exposure that is being hedged; change in fair value, change in cash flows, or change in foreign currency.

Accounting for transfers of financial assets and extinguishments of liabilities: Transfers of financial assets in which the Company surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange.

The Company separately classifies financial assets pledged as collateral and recognizes those assets, and the obligation to return them, in certain circumstances in which the Company has taken control of those assets. In addition, the Company de-recognizes a liability only if the debtor is relieved of its obligation through payment to the creditor or by being legally released from being the primary obligor under the liability, either judicially or by the creditor.

Income taxes: Deferred income taxes are reported using the asset and liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred taxes also are recognized for operating losses that are available to offset future taxable income. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of

WALL STREET SECURITIES, INC.

Notes to Statement of Financial Condition

Year ended December 31, 2001

1. Summary of significant accounting policies (continued):

Income taxes (continued): enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Use of estimates: The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amount of assets and liabilities at the date of the statement of financial condition. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net capital requirements

The Company is subject to the SEC Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1. The Company had net capital of $8,122 at December 31, 2001, which was $3,122 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .4924 to 1 at December 31, 2001. Net capital and the ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

3. Note payable to bank

The Company borrows from a bank on a short-term basis, primarily for working capital purposes, under a $10,000 revolving, unsecured line-of-credit. Borrowings bear interest at a variable rate, which was 14.5% per annum as of December 31, 2001. Interest is due monthly.

4. Income taxes

The deferred tax asset consisted of federal and state income tax benefits recognized for operating losses.

As of December 31, 2000, the Company had operating loss carryovers of $15,675 available to offset future taxable income, if any. The operating loss carryovers, if utilized against taxable income, expire $642 in the year 2008; $923 in the year 2009; $380 in the year 2010; $4,439 in the year 2013; $5,071 in the year 2020; and $4,220 in the year 2021.

WALL STREET SECURITIES, INC.

Notes to Statement of Financial Condition

Year ended December 31, 2001

5. Related party transactions

The Company sub-rents its office facilities based on square footage occupied and rents equipment based on usage from a corporation owned by the sole stockholder of the Company. Amounts paid to this related corporation aggregated $8,680 for the year ended December 31, 2001.

6. Off-balance-sheet risk and contingencies

The Company enters into commitments to purchase and sell securities, forward contracts and option contracts in the normal course of business. These financial instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recorded on the balance sheet.

Through the Company's agency agreement with Emmett A. Larkin Company, Inc., the Company may be required to repurchase securities from this agent if significant defects in the purchase or sales documentation are subsequently discovered by the agent or if the customer defaults on the payment. If a repurchase request is made, the Company would either attempt to remedy the deficiency and have the agency rescind the transaction, or repurchase or sell the security, sometimes at a loss.

7. Concentration risk

The Company grants credit to customers in the Western portion of the United States. The ability of the Company to collect its receivables from its customers is dependent upon the economic fluctuation in the area the Company serves.

8. Availability of Financial Information

The current audited financial statements as of December 31, 2001 are available for inspection at the offices of the Company.